UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Stroud Resources Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Silver Hammer Mining Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

863443305
(CUSIP Number of Class of Securities (if applicable))

Stroud Resources Ltd.
1090 Don Mills Rd., Suite 404

Toronto, ON
Canada M3C 5R6
Attention: Mirsad Jakubovic, Chief Financial Officer
Tel: +1 (416) 888-8731
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 99.1	Notice of Annual and Special Meeting and Management Information Circular ("Information Circular") for Annual and Special Meeting of Shareholders of Stroud Resources Ltd. to be held on September 28, 2026

Exhibit 99.2	Form of Proxy

Exhibit 99.3	Letter of Transmittal

The Exhibits to this Form CB shall be deemed to be "furnished" and shall not be deemed to be "filed" with the United States Securities Exchange Commission.

Item 2.	Informational Legends

The informational legend required by Rule 802(b) under the Securities Act of 1933, as amended, is included in the Information Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Silver Hammer Mining Corp. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver Hammer Mining Corp.

By:	/s/ Peter A. Ball
Name:	Peter A. Ball
Title:	Chief Executive Officer and Director
Date:	September 1, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual and Special Meeting and Management Information Circular for Annual and Special Meeting of Shareholders of Stroud Resources Ltd. to be held on September 28, 2026

99.2	Form of Proxy

99.3	Letter of Transmittal